Exhibit (12)(a)

Wachovia Preferred Funding Corp. and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges
	Year ended December 31,
(in thousands)	2012	2011	2010	2009	2008
Excluding interest on deposits (1)
Income before income taxes	$582,405	795,836	770,334	869,245	780,437
Fixed charges, excluding capitalized interest	334	-	-	380	6,148
Earnings	$582,739	795,836	770,334	869,625	786,585
Interest expense	$334	-	-	380	6,148
Estimated interest component of net rental expense	-	-	-	-	-
Capitalized interest	-	-	-	-	-
Fixed charges	$334	-	-	380	6,148
Consolidated ratios of earnings to fixed charges (2)	1,744.73	NM	NM	2,288.49	127.94

NM	Not meaningful
(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.